UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange

Act of 1934

For the month of June 2025

Commission File Number: 001-41745

ODDITY Tech Ltd.

(Translation of registrant’s name into English)

8 HaHarash Street,

Tel Aviv-Jaffa, 6761304, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F  ☐

Explanatory Note

On June 9, 2025, Oddity Finance LLC (the “Company”), a wholly-owned subsidiary of ODDITY Tech Ltd., issued a press release (the “Launch Press Release”) announcing an offering of exchangeable senior notes (the “Offering”). On June 10, 2025, the Company issued a press release (the “Pricing Press Release”) announcing the pricing of the Offering. Copies of the Launch Press Release and Pricing Press Release are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this Form 6-K.

This Report of Foreign Private Issuer on Form 6-K (“Report”) is incorporated by reference into ODDITY Tech Ltd.’s Registration Statement on Form S-8 (File No. 333-274796) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Launch Press Release, dated June 9, 2025.
99.2	Pricing Press Release, dated June 10, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ODDITY TECH LTD.

By:	/s/ Lindsay Drucker Mann
Name: Lindsay Drucker Mann
Title: Global Chief Financial Officer

Date: June 10, 2025